Exhibit 99.4

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(unaudited)

	Nine Months Ended September 30,		Years Ended December 31,
(Amounts in millions of dollars)	2018	2017	2017	2016	2015	2014	2013
Net income(a)	10,314	7,610	8,631	6,196	5,087	4,244	11,228
Income tax expenses(a)	5,923	2,257	3,029	970	1,653	8,614	14,767
Non-controlling interests	56	(41)	(332)	10	(301)	6	293
Equity in income of affiliates (in excess of)/less than dividends received	(973)	96	42	(643)	(311)	29	(775)
Interest expensed	1,102	750	1,000	734	742	536	656
Estimate of the interest within rental expense	367	407	489	543	477	406	357
Amortization of capitalized interest	157	158	191	161	174	160	135
Total(a)	16,946	11,237	13,050	7,971	7,521	13,995	26,661
Interest expensed	1,102	750	1,000	734	742	536	656
Capitalized interest	393	352	475	481	362	341	349
Estimate of the interest within rental expense	367	407	489	543	477	406	357
Preference security dividend requirements of consolidated subsidiaries	—	—	—	—	—	—	—
Fixed charges	1,862	1,509	1,964	1,758	1,581	1,283	1,362
Ratio of earnings to fixed charges(a)	9.10	7.45	6.64	4.53	4.76	10.91	19.57

(a)	Figures for 2013 have been restated pursuant to the retrospective application of the accounting interpretation IFRIC 21 from January 1, 2014.